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                                        U. S. SECURITIES AND EXCHANGE
                                                  COMMISSION WASHINGTON, DC
                                                  20549

                                  FORM 12B-25

                                                         SEC File Number: 0-9539
                                                       CUSIP Number: 812207 20 7

                          NOTIFICATION OF LATE FILING


     Form 10-K      Form 11-K     Form 20-F    Form 10-Q      Form N-SAR

For Period Ended: March 31, 1996

   X     Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR

For the Transition Period Ended:  March 31, 1996

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Full Name of registrant: Search Capital Group, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

     Search Capital Group, Inc.
     700 North Pearl Street, Suite 400
     North Tower, Lock Box 401





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PART II -RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.



PART III -NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Registrant has been working diligently to complete its Form 10-K for the transition period ended March 31, 1996. However, the recent reorganization of several wholly-owned subsidiaries of the Registrant caused significant changes in its operational and organizational structure that must be reflected in its Form 10-K. Due to the detailed description required of these significant changes, the Registrant may be unable to compete its Form 10-K in time for filing by the prescribed due date of June 29, 1996.


PART IV -OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

            Robert D. Idzi                     (214)              965-6000
                (Name)                       (Area Code)      (Telephone Number)





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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                                    X  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                    X  Yes    No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Search Capital Group, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 1996                     By:   Search Capital Group, Inc.


                                        By:     /s/ Robert D. Idzi
                                                ----------------------------
                                        Name:   Robert D. Idzi
                                                ----------------------------
                                        Title:  Chief Financial Officer and
                                                Executive Vice President
                                                ----------------------------





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                           ATTACHMENT TO FORM 12b-25


Part IV (3)

    The Registrant had a net change in results from operations from a net loss of $10,421,000 for the six months ended March 31, 1995 to a net loss of $2,998,000 for the six months ended March 31, 1996, which resulted in an decreased loss of $7,423,000. The Registrant had no other material changes in results of operations between periods.





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